Exhibit 99.3

Enlivex Announces Second Quarter 2022 Financial Results and Provides a Business Update

●	Dosed first patient in Phase I/II trial evaluating Allocetra™ combined with chemotherapy in patients with peritoneal metastases arising from solid cancers

●	Received Israeli Ministry of Health approval to initiate a Phase I/II trial evaluating Allocetra™ alone and in combination with a PD1 checkpoint inhibitor in patients with advanced solid tumors.

●	Announced preclinical data in ovarian cancer (in collaboration with Yale Cancer Center) and mesothelioma showing substantial, statistically significant survival benefits when Allocetra™ is combined with PD1 or CTLA4 checkpoint inhibition, respectively

●	Appointed new Vice Chairman of the Board, Dr. Roger J. Pomerantz, who previously served as Worldwide Head of Licensing and Acquisition and Knowledge Management at Merck & Co., Global Head of Infectious Diseases for Johnson & Johnson Pharmaceuticals, Venture Partner at Flagship Pioneering, and President, CEO, and Chairman of the Board of Seres Therapeutics

Nes-Ziona, Israel, August 22, 2022 (GLOBE NEWSWIRE) – Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage macrophage reprogramming immunotherapy company, today filed with the SEC its financial results and related management’s discussion for the second quarter ended June 30, 2022.

“Our recent progress was highlighted by key advancements in our oncology program, including the initiation of our first oncology clinical trial and important preclinical data announcements,” said Oren Hershkovitz, Ph.D., Chief Executive Officer of Enlivex. “Studies in murine models of ovarian cancer, in collaboration with the Yale Cancer Center, and mesothelioma, showed substantial, synergistic survival benefits when checkpoint inhibitors were combined with Allocetra™, showcasing its broadly applicable immunotherapeutic effects. Together with prior data, we believe that these findings support our ongoing chemotherapy combination trial and provide a strong scientific rationale for an upcoming trial designed to evaluate Allocetra™ alone and in combination with a PD1 checkpoint inhibitor in patients with advanced solid tumors.”

Dr. Hershkovitz continued, “Alongside our progress in oncology, we began a regulatory effort to incorporate Allocetra’s™ frozen formulation into our Phase II sepsis trial and to expand the study’s target patient population to include various sources of sepsis in order to potentially accelerate its development and optimize our commercial prospects. We also secured additional non-dilutive funding for our sepsis program and strengthened our Board by adding Dr. Roger Pomerantz as Vice Chairman. We maintained a strong balance sheet as we executed on our objectives, and believe that we are well capitalized through Q3 2024.”

Business Highlights and Upcoming Milestones

Oncology:

Currently, the efficacy of many anti-cancer agents is hampered by tumor mechanisms that facilitate the recruitment of macrophages that become “pro-tumor” tumor associated macrophages (TAMs) rather than “anti-tumor” macrophages. The TAMs typically form a physical layer on top of the solid tumor and induce immunosuppression in the solid tumor microenvironment. Moreover, TAMs promote tumor growth and metastasis by various mechanisms and contribute to poor clinical outcomes and response to therapy. During the second quarter of 2022, Enlivex presented preclinical data from murine solid tumor models that suggest Allocetra™ has the potential to reprogram pro-tumor macrophages back to their homeostatic state and thereby may promote disease resolution and enhance the efficacy of other anti-cancer agents. In July 2022, the Company announced it had initiated dosing in a Phase I/II trial evaluating Allocetra™ combined with chemotherapy in patients with peritoneal metastases arising from solid cancer. [In August 2022, the Company received Israeli Ministry of Health approval to initiate a Phase I/II trial evaluating Allocetra™ alone and in combination with a PD1 checkpoint inhibitor in patients with advanced solid tumors.]

Phase I/II trial in patients with peritoneal metastases arising from solid cancer:

Patients with peritoneal cancer are in urgent need of new therapies, as standard-of-care chemotherapy currently provides only modest survival benefits. The median survival of patients with peritoneal metastases differs based on the location of the primary tumor but is frequently poor, with survival rates of 2.9 months, 6.5 months, and 6.9 months reported for cancers of pancreatic, gastric, and colorectal origins, respectively.

In July 2022, Enlivex announced it had initiated dosing in an open-label Phase I/II trial designed to evaluate the safety and efficacy of Allocetra™ combined with chemotherapy in patients with peritoneal metastases arising from solid cancers. The trial is expected to enroll a total of approximately 12 patients across four cohorts. The primary endpoint is the number and severity of Allocetra™-related adverse events and serious adverse events during a 16-week period, starting from the first administration of study treatment. Secondary endpoints include efficacy assessments, such as best overall response rate, progression-free survival, and overall survival. Changes from baseline in macrophage and immune cell characteristics in peritoneal fluid and tissues will be assessed as an exploratory endpoint.

Phase I/II trial of Allocetra™ alone and in combination with a PD-1 checkpoint inhibitor

Though commercially successful, checkpoint inhibitors have limited efficacy in many cancers, with a 2019 study estimating less than 13% of all U.S. cancer patients responded to these therapies. Preclinical data presented during the second quarter of 2022 suggest that Allocetra™ has the potential to enhance the efficacy of checkpoint inhibitors by reprogramming pro-tumor macrophages back to their homeostatic state.

[In August 2022, Enlivex received Israeli Ministry of Health approval to initiate a Phase I/II trial evaluating Allocetra™ alone and in combination with a PD1 checkpoint inhibitor in patients with advanced solid tumors.] The trial is expected to enroll up to 48 patients across two trial stages, with Stage 1 evaluating Allocetra™ monotherapy, and Stage 2 evaluating Allocetra™-anti-PD1 combination therapy. The primary objective of the study is to evaluate safety and tolerability throughout the treatment period and through one week after the last administration of Allocetra™. Key secondary endpoints include efficacy assessments, such as best overall response rate, progression-free survival, and overall survival. Changes in immune cell/cytokine profiling in peritoneal fluid will also be assessed as an exploratory endpoint.

Preclinical data on Allocetra™-anti-PD1 combination therapy in ovarian cancer:

PD1 checkpoint inhibitor monotherapy has shown response rates of only 7-15% in prior clinical trials in ovarian cancer, which is currently the fifth leading cause of cancer death among women. Preclinical studies conducted in collaboration with Yale Cancer Center and featured in a poster at the 2022 American Society of Clinical Oncology Annual Meeting demonstrated the ability of Allocetra™ to synergistically enhance the efficacy of a PD1 checkpoint inhibitor in a murine ovarian cancer model. Treating mice with anti-PD1 therapy in combination with Allocetra™ led to a substantial and statistically significant survival benefit, with survival rates of up to 50% (5/10) observed in the combination therapy group versus rates between 0-10% observed in untreated and monotherapy groups. Additionally, treatment with the combination therapy led to an 83% increase in median survival duration versus untreated controls, compared to increases of 42% and 58% with anti-PD1 and Allocetra™ monotherapy, respectively.

Preclinical data on Allocetra-anti-CTLA4 combination therapy in mesothelioma:

Mesothelioma is one of the deadliest solid cancers, as the few approved treatment options available offer limited efficacy. Preclinical studies featured in a poster at the International Society of Cell and Gene Therapy Annual Meeting showed Allocetra™ synergistically combining with a commercially available CTLA4 checkpoint inhibitor to provide substantial, statistically significant survival benefits in a murine mesothelioma model. Treatment with Allocetra-anti-CTLA4 combination therapy resulted in a 100% survival rate and complete cancer remission when administered at the higher of two Allocetra™ doses evaluated. This compared to survival rates of 6%, 25%, and 28.5% in mice that were untreated, treated with anti-CTLA4 or treated with Allocetra™ monotherapy, respectively. Overall, the marked and statistically significant preclinical results achieved with Allocetra™-based combinations suggest that Allocetra™ might exhibit broadly applicable efficacy across a range of difficult-to-treat solid cancers when used in combination with various anti-cancer agents.

Sepsis:

In 2021, Enlivex initiated a placebo-controlled, randomized, dose-finding, multi-center, Phase II trial evaluating liquid Allocetra™ in patients with pneumonia-associated sepsis. In the second quarter of 2022, the Company submitted protocol amendments to global regulators to enable the treatment of newly recruited patients with a frozen formulation of Allocetra™ and to expand the study population to include patients whose septic condition stems from biliary, urinary tract, or peritoneal infections. Broad acceptance of the proposed amendments is expected to shorten the timeline for potential regulatory approval of Allocetra’s™ frozen formulation in sepsis and its associated commercial launch. In addition, the frozen formulation of Allocetra™ is expected to have a shelf-life spanning multiple years, versus a shelf life of 96 hours for the liquid formulation. This is expected to dramatically improve manufacturing scalability, shipping logistics, and production costs.

The ongoing Phase II trial is supported by previously reported positive results from a Phase Ib trial that demonstrated Allocetra’s™ favorable safety profile and showed vastly improved clinical outcomes, including SOFA (sequential organ failure assessment) scores, duration of hospitalization, and mortality, in Allocetra™-treated sepsis patients compared to a group of matched historical controls who received standard-of-care therapy. Sepsis is a life-threatening disease with no FDA-approved therapies and a high unmet need. Each year, more than 1.7 million adults in the United States develop sepsis, with more than 270,000 dying of the disease.

Corporate:

In May 2022, Enlivex appointed Roger J. Pomerantz, M.D., FACP, to its Board of Directors as Vice Chairman of the Board. Dr. Pomerantz is a pharmaceutical and biotech industry veteran who has led scientific, drug and business development functions throughout his stellar career. His past roles include Worldwide Head of Licensing and Acquisition and Knowledge Management at Merck & Co., Global Head of Infectious Diseases for Johnson & Johnson Pharmaceuticals, Venture Partner at Flagship Pioneering, and President, CEO, and Chairman of the Board of Seres Therapeutics.

In May 2022, Enlivex was awarded a non-dilutive Israel Innovation Authority (IIA) grant of approximately $1.2 million to support the clinical development of Allocetra™ in sepsis. To date, the Company has received a total of $7.8 million in non-dilutive grants from the IIA for clinical trials and product development, excluding this recently approved grant.

Throughout the second quarter and early third quarter of 2022, Enlivex strengthened its intellectual property portfolio in the United States with the issuance of two patents and a Notice of Allowance for a pending application. Each patent and application contains claims covering methods of treating sepsis with Allocetra™ and is expected to provide protection in the United States until at least 2036.

Second Quarter 2022 Financial Results:

Research and development expenses were $4.1 million for the three months ended June 30, 2022, compared to $2.5 million for the same period in 2021. 73% of the increase was associated with expenses relating to clinical studies, pre-clinical studies, an increase in the number of Allocetra™ doses that were manufactured and inventoried, and lease payments and overhead expenses with respect to our new manufacturing plant. 25% of the increase was associated with an increase in salaries as a result of hiring additional R&D personnel and certain pay increases for existing R&D personnel.

General and administrative expenses were $1.8 million for the three months ended June 30, 2022, compared to $1.3 million for the same period in 2021. 40% of the increase was associated with expenses relating to salaries of newly recruited management team members, 22% to an increase in professional fees (legal, auditing and others) and 22% in share-based compensation (a non-cash charge). For the six month period ending June 30, 2022, compensation paid to executive and non-executive board members, in the aggregate, decreased by $366,000.

Net loss for the three months ended June 30, 2022 was $9.9 million, as compared to a net loss of $3.1 million for the three months ended June 30, 2021. This increase resulted primarily from a non-cash charge associated with fair value of marketable securities and currency fluctuations on cash and cash equivalents and deposits denominated in New Israeli Shekels.

As of June 30, 2022, Enlivex had cash, cash equivalents, and short-term deposits of $62.5 million. The Company believes its existing cash, cash equivalents, and short-term deposits will be sufficient to fund its operating expenses and capital expenditure requirements through the third quarter of 2024.

ABOUT ALLOCETRA™

Allocetra™ is being developed as a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Diseases such as solid cancers, sepsis, and many others reprogram macrophages out of their homeostatic state. These non-homeostatic macrophages contribute significantly to the severity of the respective diseases. By restoring macrophage homeostasis, Allocetra™ has the potential to provide a novel immunotherapeutic mechanism of action for life-threatening clinical indications that are defined as “unmet medical needs”, as a stand-alone therapy or in combination with leading therapeutic agents.

ABOUT ENLIVEX

Enlivex is a clinical stage macrophage reprogramming immunotherapy company developing Allocetra™, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. For more information, visit http://www.enlivex.com.

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT
Shachar Shlosberger, CFO
Enlivex Therapeutics, Ltd.
shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT

Eric Ribner

LifeSci Advisors

eric@lifesciadvisors.com

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